SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                      Parallax Entertainment, Inc. (PLLX)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   69915P103
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                                 (CUSIP Number)


Kim Donovan, c/o PEI 14110 N. Dallas Pkwy, #130, Dallas, TX 75240, (972)726-9203
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69915P103                    13D                   Page  2 of  4 Pages
          ---------                                               ---   ---

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Rodney Burns       ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    162,500
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     162,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     14.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69915P103                    13D                   Page  3 of  4 Pages
          ---------                                               ---   ---


Item 1.           SECURITY AND ISSUER

         The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of Parallax Entertainment, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 14110 N. Dallas Parkway, Suite 130, Dallas, Texas 75254.

Item 2.           IDENTITY AND BACKGROUND

         (a)-(c) Rodney Burns, 5840 Longvue, Frisco, Texas 75034 DFW Roofing Supply - President 2251 Stemmons Trail, Dallas, Texas 75220
         (d)-(f) During the last five years, Rodney Burns has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been party to civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Funds were derived from the personal income of Rodney Burns.

Item 4.           PURPOSE OF TRANSACTION

         The shares were acquired for investment purposes.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         In the last 60 days, shareholder effected the following transactions in the shares (list below):

Date of Transaction     Nature of Transaction     No. of Shares      Price/Share
-------------------     ---------------------     -------------      -----------
      09/04/2001              Acquired               12,500             $2.00

         According to the Company's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended June 30, 2001, there were a total of 1,106,300 shares issued and outstanding. As of the date of this filing 25,000 additional shares have been issued resulting in 1,131,300 shares issued and outstanding. As of the date hereof, Rodney Burns has the sole power to vote 162,500 shares. This total represents 14.4% of the total shares outstanding as of such date.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REPECT TO SECURITIES OF THE ISSUER.

              None.

Item 7.           MATERIALS TO BE FILED AS EXHIBITS

              N/A

CUSIP No. 69915P103                    13D                   Page  4 of  4 Pages
          ---------                                               ---   ---


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   September 4, 2001
                                        ----------------------------------------
                                                         (Date)


                                                   /s/ Rodney Burns
                                        ----------------------------------------
                                                       (Signature)


                                                  Rodney Burns/Investor
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).